Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,				Twelve Months Ended December 31,
(in thousands of dollars)	2009		2008		2008		2007		2006		2005		2004

Earnings:

(Loss) income before income taxes	$(2,684,999)		$153,445		$(296,008)		$22,643		$514,061		$543,574		$552,666

Add: Fixed charges, excluding interest on deposits	49,043		106,020		351,672		431,320		345,253		243,239		191,648

Earnings available for fixed charges, excluding interest on deposits	(2,635,956)		259,465		55,664		453,963		859,314		786,813		744,314
Add: Interest on deposits	187,569		274,883		931,679		1,026,388		717,167		446,919		257,099

Earnings available for fixed charges, including interest on deposits	$(2,448,387)		$534,348		$987,343		$1,480,351		$1,576,481		$1,233,732		$1,001,413

Fixed Charges:
Interest expense, excluding interest on deposits	$44,883		$101,704		$334,952		$415,063		$334,175		$232,435		$178,842
Interest factor in net rental expense	4,160		4,316		16,720		16,257		11,078		10,804		12,806

Total fixed charges, excluding interest on deposits	49,043		106,020		351,672		431,320		345,253		243,239		191,648
Add: Interest on deposits	187,569		274,883		931,679		1,026,388		717,167		446,919		257,099

Total fixed charges, including interest on deposits	$236,612		$380,903		$1,283,351		$1,457,708		$1,062,420		$690,158		$448,747

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	(53.75	)x	2.45	x	0.16	x	1.05	x	2.49	x	3.23	x	3.88	x
Including interest on deposits	(10.35	)x	1.40	x	0.77	x	1.02	x	1.48	x	1.79	x	2.23	x